Exhibit 12.1

Roper Technologies, Inc.

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

and to

Combined Fixed Charges and Preferred Stock Dividends

	Year Ended Dec. 31	Year Ended Dec. 31	Year Ended Dec. 31	Year Ended Dec. 31	Year Ended Dec. 31	Nine Months Ended Sep. 30	Nine Months Ended Sep. 30
	2010	2011	2012	2013	2014	2014	2015
Ratio of Earnings to Fixed Charges	6.8x	9.0x	9.7x	8.3x	10.9x	10.4x	10.7x

Earnings Computation:
Income from continuing operations before income taxes	$448,394	$604,987	$686,681	$754,130	$921,456	$657,414	$686,911

Add: Fixed Charges (1)	77,077	75,542	78,570	102,714	92,965	69,998	71,002

Equals: Earnings as defined	$525,471	$680,529	$765,251	$856,844	$1,014,421	$727,412	$757,913

(1) Fixed Charges Computation:
Interest expense and amortization of debt issuance costs	$67,322	$65,607	$69,624	$89,438	$80,166	$60,399	$62,248

Add: Estimated interest portion of rental expense charged to income (one-third of rent expense)	9,755	9,935	8,946	13,276	12,799	9,599	8,754
Add: Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Equals: Fixed Charges as defined	$77,077	$75,542	$78,570	$102,714	$92,965	$69,998	$71,002

For purposes of calculating these ratios, earnings is the amount resulting from adding (a) earnings from continuing operations before income taxes and (b) fixed charges. Fixed charges for these purposes include (a) interest expense, (b) amortization of debt issuance costs, and (c) one-third of rental expense, which we consider to be a reasonable approximation of the interest factor included in rental expense. Currently, we have no shares of preferred stock outstanding and we have not paid any dividends on preferred stock in the periods presented. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.